June 1, 2009

VIA EDGAR SUBMISSION AND FEDERAL EXPRESS

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 4720

Washington, D.C.  20549

Attention:                      Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant

Re:                             Cephalon, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2008 (Filed February 23, 2009),
Schedule 14A for Annual Stockholders Meeting (Filed April 1, 2009) and
Form 10-Q for the Quarterly Period Ended March 31, 2009 (Filed May 6, 2009)

SEC File No. 000-19119

Ladies and Gentlemen:

I am writing on behalf of Cephalon, Inc. (“Cephalon”, the “Company” or “we”) in response to the comments contained in the staff’s letter dated May 15, 2009 (the “Comment Letter”) with respect to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2008, Schedule 14A filed April 1, 2009 and Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2009.  For the convenience of the staff’s review, I have set forth the comments contained in the Comment Letter along with the responses of the Company.

Form 10-K for Fiscal Year Ended December 31, 2008

Item 1.  Business:  Overview, page 1

1.                                      We note that you use sole source suppliers for ingredients relating to AMRIX and TREANDA.  Additionally, we note your statement on page 29 that you are dependent on sales of AMRIX and TREANDA to grow over the next several years in order to achieve your projected levels of growth.  Please revise to identify your sole source providers.  If you have agreements with these parties, please file them as exhibits and revise to describe the material terms.  Alternatively, provide us with an analysis supporting your determination that you are not substantially dependent on these agreements.

RESPONSE:

We do not believe that any of the agreements referred to in the comment above are agreements upon which Cephalon is “substantially dependent” such that we would be required to file the agreements pursuant to Item 601(10)(ii)(B) of Regulation S-K.  Our determination relies upon the following analysis:

1.                                       We believe that secondary or alternative sources for the manufacture of ingredients for, and finished supplies of, AMRIX and TREANDA are available, and that we will be able to find alternative sources in the event of a supply disruption; and

2.                                       We seek to maintain a safety stock of finished AMRIX and TREANDA supplies to minimize potential supply disruptions.

Accordingly, the Company respectfully submits that it is not substantially dependent on the referenced agreements and therefore is not required to file copies of the agreements.

In response to the staff’s other comment, assuming we have not established second sources, we will revise our disclosure in our Annual Report on Form 10-K for the year ending December 31, 2009 to identify our sole source providers with respect to AMRIX and TREANDA.

Market for Registrant’s Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities, page 49

2.             Please include the Performance Graph required by Item 201(e) of Regulation S-K.

RESPONSE:

In reliance on Instruction 7 to Item 201(e) of Regulation S-K, the Company included the stock performance graph in its annual report to stockholders that accompanied its proxy statement and therefore did not include the stock performance graph in its Annual Report on Form 10-K.  Enclosed with the hard copy of this letter is the Company’s annual report to stockholders, which includes the stock performance graph on the front of the inside pocket flap.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Recent Acquisitions, Page 57

3.             Your License with LUPUZOR appears material considering the $500 million in potential milestone payments and the relatively advanced stage of product development.  Please file the agreement as an exhibit or provide us with an analysis supporting your determination that you are not required to file the agreement at this time.

RESPONSE:

At this time, we do not believe that the LUPUZOR license is a material agreement under either a financial or nonfinancial analysis.  Regarding financial materiality, at this stage of development it is too speculative to determine which, if any, milestones the Company may achieve with respect to LUPUZOR for which it will be required to make a milestone payment.  In addition, the aggregate payments of $45 million paid to date, which consisted of a $15 million option payment and a $30 million upfront license payment, are not financially material to the Company.  With respect to nonfinancial materiality, LUPUZOR must complete Phase 3 clinical testing, which could take many years to complete.  As clinical testing and the regulatory approval process continue, the Company will continue to evaluate the likelihood of milestone payments being made such that the license agreement would be material to Cephalon.  If the agreement becomes material, Cephalon will file the agreement as an exhibit to a periodic report.

Critical Accounting Policies and Estimates, Revenue Recognition, page 79

4.              Please revise your disclosure to explain why the inventory held at wholesalers and retailers for generic OTFC product increased to approximately a five months supply at December 31, 2008 from a three months supply at September 30, 2008.

RESPONSE:

We provided the following disclosure in the Management’s Discussion and Analysis of Financial Condition and Results of Operations section of our Form 10-Q for the quarterly period ended March 31, 2009:  “Based on our annual retail survey in November 2008, we believe that our generic OTFC inventory held at wholesalers and retailers is approximately five months.”  As noted by the disclosure, the inventory change was due to updated data we received in November 2008.  We only receive this data once a year and therefore the two month increase in supply built up over a 12 month basis, not in one quarter. Also as noted in Management’s Discussion and Analysis of Financial Condition and Results of Operations section of our Form 10-K for the fiscal year ended December 31, 2008, generic OTFC prescriptions declined 12% in 2008. We will continue to provide the disclosure above in future filings.

10. Intangible Assets, Net and Other Assets, page 116

5.              You disclose that the U.S. Patent and Trademark Office rejected the claims in two U.S. patents for your Durasolv ODT technology.  Please tell us how the intangible for the Durasolv technology meets the definition of an asset under paragraph 26 of CON 6.

RESPONSE:

We believe that the Durasolv technology intangible asset continues to meet the definition of an asset under paragraph 26 of CON 6 despite the rejection of the two U.S. patents for our Durasolv ODT technology by U.S. Patent and Trademark Office (the “PTO”).

CON 6, paragraph 26, states:  “An asset has three essential characteristics: (a) it embodies a probable future benefit that involves a capacity, singly or in combination with other assets, to contribute directly or indirectly to future net cash inflows, (b) a particular entity can obtain the benefit and control others’ access to it, and (c) the transaction or other event giving rise to the entity’s right to or control of the benefit has already occurred.  Assets commonly have other features that help identify them—for example, assets may be acquired at a cost and they may be tangible, exchangeable, or legally enforceable.  However, those features are not essential characteristics of assets.  Their absence, by itself, is not sufficient to preclude an item’s qualifying as an asset.  That is, assets may be acquired without cost, they may be intangible, and although not exchangeable they may be usable by the entity in producing or distributing other goods or services.  Similarly, although the ability of an entity to obtain benefit from an asset and to control others’ access to it generally rests on a foundation of legal rights, legal enforceability of a claim to the benefit is not a prerequisite for a benefit to qualify as an asset if the entity has the ability to obtain and control the benefit in other ways.”

We disagree with the PTO Examiner’s position, and we filed notices of appeal of the PTO’s decisions in the fourth quarter of 2007 regarding one of the patents and in the second quarter of 2008 regarding the other patent.  The patents remain valid while the appeal process is ongoing; as a result, we continue to realize revenues and profits from the technology, and the intangible asset continues to contribute the same future net cash flows during this process to support the value of the asset.  At this time, the PTO’s determinations have had no material effect on our business.  We believe our appeals will be successful; however, if our appeals are ultimately not successful, then we will treat the rejection as a potential impairment triggering event, compare the updated estimated cash flows to the carrying value of the intangible asset and record an impairment charge if appropriate.  We also believe that our manufacturing and packaging know-how related to this technology would continue to provide an ongoing revenue/profit stream even if the appeals process was unsuccessful.  Accordingly, we respectfully submit that the Durasolv technology intangible asset continues to meet the definition of an asset under paragraph 26 of CON 6.

Schedule 14A

Compensation Discussion and Analysis

Bonus Plan, page 17

6.              With regard to the discussion of the performance-based incentive awarded to your CEO, please expand your disclosure to clarify:

•                  How the compensation committee determined the extent of achievement of the operational goals;

•                  How the extent of achievement correlates to the MICP score; and

•                  How the percentage bonus awarded is determined from the MICP score.

Further, in the discussion of the performance-based incentives awarded to the remaining named executive officers, please include the same clarification as in the discussion of the CEO’s incentive award above, as well as an enumerated list of the individual goals set for each named executive officer, and the extent of achievement of each goal that led to each of their MICP scores.

RESPONSE:

Beginning with Cephalon’s next proxy statement, the Company proposes to include language substantially similar to the following disclosure from Cephalon’s proxy statement regarding 2008 compensation, as revised to respond to the comment above.  The disclosure will be subject to revision based on actual 2009 results.  Attached to this hard copy of this letter as Exhibit A is a blackline indicating the revisions the Company has made.

Excerpt from Compensation Disclosure and Analysis from Cephalon’s Proxy Statement for its  2009 Annual Meeting

Bonus Plan.  The MICP provides cash compensation to executives only if, and to the extent that, annual performance conditions set by the Compensation Committee are achieved. Whether, and to what extent, bonuses under the MICP are paid depends entirely on the extent to which the established corporate objectives contained within the MICP for that year are attained. The Compensation Committee believes that the achievement of these objectives ultimately will contribute to the long-term success of the Company.

The performance objectives contained within the MICP are developed with input from management, the Compensation Committee and the Board. Based on a review of internal forecasts, management, including the NEOs, develops preliminary recommendations for the Compensation Committee’s review. The Compensation Committee reviews management’s preliminary recommendations and establishes the final MICP goals and weighting, which are intended to reflect the most important strategic and financial objectives for the Company. The final MICP goals and weightings are then ratified by the full Board.

In establishing final goals, the Compensation Committee strives to ensure the following:

•                  the incentives provided pursuant to the MICP are consistent with the strategic goals set by the Board for the Company;

•                  the objectives set are sufficiently ambitious to provide a meaningful incentive;

•                  the operational goals are strategic, specific and measureable and focus on positioning the Company for long-term growth; and,

•                  bonus payments, assuming target levels of performance are attained, will be consistent with the overall philosophy of the executive compensation program established by the Compensation Committee.

The Compensation Committee reserves the discretion to reduce or not pay bonuses under the MICP, even if the relevant performance targets are met, or to increase the bonus amount awarded under the MICP. The Compensation Committee did not exercise its authority to alter MICP bonus payments in 2008.

The MICP for 2008 was approved by the Board at its February 2008 meeting. The MICP objectives for 2008 consisted of both financial and operational components, in varying percentages as detailed in the tables below. The Compensation Committee felt that a 40% weighting on operational goals for the CEO provided a strong incentive to focus on attaining goals that further the creation of long-term value for stockholders. The Compensation Committee also believed that the combination of the financial and operational performance objectives within the 2008 MICP created a significantly high hurdle for achievement by the other NEOs.

At the outset of each year, the Compensation Committee sets target bonuses under the MICP for each NEO. In determining the amount of target bonuses under the MICP, the Compensation Committee considers several factors, including:

•                  the target bonuses set, and actual bonuses paid, in recent years;

•                  the desire to ensure that a substantial portion of total compensation is performance-based;

•                  the relative importance, in any given year, of the short-term performance objectives established pursuant to the MICP; and

•                  the advice of Mercer as to compensation practices at other companies in the Peer Group.

For 2008, the Compensation Committee set the target bonus under the MICP at 100% of base salary for the CEO and 50% of base salary for the other NEOs. These target levels are consistent with the 50th percentile of the Company’s Peer Group. The actual amount of an MICP bonus award is determined by each executive’s level of achievement against his or her individual objectives, in combination with the established corporate objectives, set out in the MICP. The MICP provides the Company’s executives with the opportunity to earn higher bonuses for exceeding performance objectives and, conversely, provides either a reduced bonus or no bonus at all for missing their objectives. Assuming that the established corporate objectives are met, an executive officer must still achieve a minimum MICP score to be eligible to receive any award.  At the end of each fiscal year, the Compensation Committee is responsible for assessing the performance of all executive officers against the MICP performance criteria and determining the level of awards, if any, under the MICP. The Compensation Committee presents its decisions to the independent members of the Board for ratification.

The following tables summarize the components of the 2008 MICP and the actual awards granted by the Compensation Committee for 2008. The first table describes the MICP for the CEO; the next two tables describe the MICP for the other NEOs.

Chief Executive Officer

	2008 MICP	2008 Actual MICP Results
Financial Goals (60%)	• Total product sales target of $1.854 billion	Weighted average score = 62
• Pro forma net income target of $355 million
Operational Goals (40%)	Performance goals in the areas of clinical (20%), manufacturing (10%) and R&D (10%)	Weighted average score = 41

MICP “Score”	• Weighted average minimum MICP score of 85 of the above listed components required for CEO to be eligible for an MICP award	103
Target MICP Bonus	100% of 2008 base salary	—
Calculated MICP Percentage	Could range from 0% (for an MICP score below 85) to 300% of base salary (at maximum performance)	143%
Calculated MICP Dollar Value	Could range from $0 (for an MICP score below 85) to $3,733,800 (for maximum performance).	$1,779,800
Actual MICP Award Dollar Value	—	$1,779,800

With respect to the Company’s financial goals, the Company’s total product sales for 2008 were $1.94 billion, which was above the MICP target by $90 million. The Company achieved 104.6% of its product sales target as a result. In pro forma net income, the Company exceeded the targeted MICP amount by $11 million, and achieved 103.1% of this objective.  Both of these objectives contributed equally towards the financial goal, resulting in a 30% weighting being applied to each.  Product sales contributed a weighted score of 31.4, and pro forma net income contributed a weighted score of 30.9.  The combined score of 62.3, was then rounded down to 62. Pro forma net income is considered a “non-GAAP financial measure” under SEC rules. To arrive at pro forma net income, the Company starts with the Company’s audited net income or loss under U.S. generally accepted accounting principles (GAAP) and excludes or includes certain items, including certain one-time or infrequent items that may not affect the Company’s operations or that may not meet the strict GAAP definition of unusual, non-recurring items. Each quarter, management reviews with the Audit Committee each proposed pro forma adjustment made to arrive at pro forma net income. Following this, pro forma net income is disclosed and reconciled to GAAP net income or loss by the Company in its quarterly and year-end earnings press releases. In assessing whether the pro forma net income target under the MICP has been met, the Compensation Committee uses the reported pro forma net income disclosed in the Company’s year-end press release.

With respect to operational goals, the Compensation Committee determined that all were met or exceeded.  The Committee’s determination was based on its assessment of accomplishments relative to the MICP operational goals.  In most cases, operational goals are specific and measureable; however, the Committee occasionally must exercise discretionary judgment regarding the degree to which an objective was met.  Below is a summary of accomplishments in each functional area:

Clinical Research (20% Weighting). The clinical research objectives for 2008 focused on obtaining approval for additional indications for existing products and commencing clinical studies. During the year, the Company secured FDA approval for two indications for TREANDA® and European Commission approval for EFFENTORA™. Additionally, the Company completed enrollment of three clinical studies.  As a result of these accomplishments, the Compensation

Committee determined that the Company achieved 105.5% of its clinical goal. The achievement of a score greater than 100% of the original clinical goal was attributed to the approval for TREANDA in a second indication and the completed enrollment of the third clinical study.  The 20% weighting applied to this component produced a rating of 21.1 towards the overall MICP score.

Manufacturing (10% Weighting). The manufacturing objectives for 2008 focused on executing organizational changes to improve efficiencies, improving cost of goods, and advancing the development of new drug delivery technologies.  In 2008, the Company continued its progress in consolidating operations within the U.S. and Europe, and ensuring adequate supply of its products, particularly with respect to the launch of TREANDA, and made progress in the development of a new drug delivery project. As a result of these accomplishments, the Compensation Committee determined that the Company had achieved 100% of its established objectives. The 10% weighting applied to this component produced a rating of 10.0 towards the overall MICP score.

Research and Development (10% Weighting). The research and development objectives for 2008 focused on advancing compounds and supporting clinical initiatives. In 2008, the Company continued to advance its research and development plan by filing one Investigational New Drug Application (“IND”) in Europe, advancing several compounds for IND-enabling activities and continuing to support the clinical activities of several compounds for which INDs were filed in 2007. As a result of these accomplishments, the Compensation Committee determined that the Company achieved 100% of its research and development objectives. The 10% weighting applied to this component produced a rating of 10.0 towards the overall MICP score.

The scores for the individual operational goals, when combined with the score for the financial goals, produced a total MICP score for 2008 of 103.  Based on the chart below, an MICP score of 103 yielded an MICP award percentage of 143% of base salary for Dr. Baldino.

Other NEOs

	2008 MICP	2008 Actual MICP Results
Financial Goals (30%)	• Total product sales target of $1.854 billion	Weighted average score = 31.2 (See discussion above)
• Pro forma net income target of $355 million
Individual Performance Goals (70%)	Objectives specific to individual NEO and areas of responsibility are listed below.	MICP score determined for each individual NEO as shown below
MICP “Score”	• Weighted average minimum MICP score of 90 of the above listed components required for NEO to be eligible for an MICP award	Scores ranged from 101 to 105
Target MICP bonus	50% of 2008 base salary	—
Calculated MICP Percentages	Could range from 0% (for an MICP score below 90) to 110% of an NEO’s base salary (at maximum performance)	Calculated percentages ranged from 53% to 67% of base salary
Calculated MICP Dollar Value	Individual awards could range from $0 (for an MICP score below 90) to approximately $624,400 (for maximum performance).	Calculated values ranged from $271,700 to $380,300
Actual MICP Award Dollar Value	—	Awards granted ranged from $271,700 to $380,300

The results of the financial goals discussed above were applied towards the MICP score for the other NEOs.  Financial goals are weighted at 30% of each NEO’s final MICP score, and for 2008 contributed a weighted average score of 31.2.  The Compensation Committee then determined the MICP score for the individual performance component for each NEO, which was based on input from the CEO and the level of achievement against the established individual performance goals.

NEOs	Financial Goals (30%)	Individual Goals	Results for Individual Goals (70%)	Overall MICP Weighted Average Score

J. Kevin Buchi	Weighted average score = 31.2	• Overall Company budget management • Financing and capital management • Management of investor relations • Business development	2008 was a strong year financially for the Company, with Mr. Buchi taking a lead on implementing a more efficient budgeting and long-term planning process. Mr. Buchi led an active investor relations program ensuring that the investment community had a clear understanding of the Company’s outlook. Mr. Buchi led efforts in assessing potential acquisitions and other business development deals that resulted in several business development deals that the Company believes will drive future growth. MICP score = 104.3; Weighted average score = 73	104%
Peter E. Grebow, Ph.D.	Weighted average score = 31.2	• Management of worldwide manufacturing operations • Management of CIMA business unit • Oversee cost of goods improvements • Advancement of drug delivery programs	Under Dr. Grebow’s direction, manufacturing operations met sales demands including unforeseen increases in demand due to an accelerated approval of a new indication for TREANDA; additionally, Dr. Grebow led the focus on reducing cost of goods and met its budgeted cost of goods objective; and, the organization continued to advance drug delivery programs.	101%

			MICP score = 99.5; Weighted average score = 70
Robert P. Roche, Jr.	Weighted average score = 31.2	• Achievement of U.S. and European sales objective • Expense management • Prepare new product launch	Under Mr. Roche’s direction, the Company exceeded sales objectives in both the U.S. and Europe while managing expenses to achieve net income objective. The Company successfully launched TREANDA with sales exceeding original forecasts. MICP score = 105.7; Weighted average score = 74	105%
Carl A. Savini	Weighted average score = 31.2	• Management of organizational development, succession planning and talent development • Oversee SAP implementation • Oversee all major capital projects worldwide	Mr. Savini successfully led the implementation of significant organizational changes in the U.S. sales and marketing organization. Additionally, a detailed organizational assessment of management depth and succession plans was completed with plans for development of successors. Under Mr. Savini’s leadership, capital projects proceeded according to plan and within budget and the SAP implementation continued with second phase of the implementation completed on schedule. MICP score = 105.1; Weighted average score = 74	105%

The range of MICP scores was 101 to 105, which yielded, based on the chart below, MICP bonuses in the range of 53% to 67% of base salary, depending on the NEO. The dollar amount of awards granted to the other NEOs for 2008 ranged from $271,700 to $380,300.

With respect to Section 162(m), payments under the Company’s MICP are generally subject to the Section 162(m) limits on deductibility and will not qualify as “performance-based compensation” within the meaning of the applicable regulations as the MICP has not been approved by stockholders.

Form 10-Q for the quarterly period ended March 31, 2009

9. Long-Term Debt, page 12

7.              Please revise your disclosure to include the information required by paragraphs 31 through 33 of FSP APB 14-1.

RESPONSE:

On May 19, 2009, we filed a Form 8-K to retrospectively adjust portions of our Annual Report on Form 10-K for the fiscal year ended December 31, 2008 to reflect our adoption of FSP APB 14-1.  The annual disclosures required by paragraphs 31 through 33 of FSP APB 14-1 were included in the Form 8-K and are set forth below.  This disclosure will be included in our future annual filings.

The carrying amount of the equity component of convertible notes is $248.4 million and $292.5 million at December 31, 2008 and 2007, respectively.  The debt discount will be amortized over the next 6 and one-half years for the 2.0% Notes and the next year and one-half for the 2010 Zero Coupon Notes.  The if-converted values of our convertible notes at December 31, 2008 are $1,341.9 million and $272.0 million for our 2.0% Notes and our 2010 Zero Coupon Notes, respectively.  The effective interest rates on the liability components of our convertible notes are 7.54% and 6.42% for our 2.0% Notes and our 2010 Zero Coupon Notes, respectively.  We recognized $63.1 million, $67.4 million, and $87.2 million of interest cost related to our convertible notes for the years ended December 31, 2008, 2007 and 2006 respectively; the contractual interest coupon amount was $16.4 million for both 2008 and 2007 and $18.3 million for 2006.

The disclosures required by paragraphs 32(b) and 32(d) of FSP APB 14-1 have already been disclosed in our Annual Report Form 10-K for the fiscal year ended December 31, 2008.

* * * * *

In addition, the Company acknowledges as follows:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to its filings; and

•                  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * * * *

If you have any questions regarding the foregoing, please contact me at (610) 883-5694 or Wilco Groenhuysen at (610) 727-7260.

Sincerely,

/s/ Todd C. Longsworth
Todd C. Longsworth
Director, Senior Counsel

Enclosures

cc:  (w/o enclosures)

J. Kevin Buchi, Executive Vice President and Chief Financial Officer

Wilco Groenhuysen, Senior Vice President, Worldwide Finance